April 2, 2025

Ms. Isabel Rivera

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business Policy
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Qualification of Offering Statement on Form 1-A for The Hartley Opportunity Fund, LLC

SEC File No: 024-12576

Dear Sir/Madam,

Pursuant to Rule 252(g) of Regulation A under the Securities Act of 1933, as amended, we respectfully request that the above-referenced Offering Statement on Form 1-A, filed by The Hartley Opportunity Fund, LLC on March 19th 2025 be declared qualified,  on April 7th, 2025 or as soon thereafter as practical for you.

Should you have any questions or require further information, please do not hesitate to contact me. Thank you for your prompt attention to this matter.

Very truly yours,

Louis Amatucci Esq.
Managing Partner